December 13, 2006

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Sonic Environmental Solutions Inc. (the “Company”)

We refer to the short form prospectus of the Company dated December 13, 2006 (the “Prospectus”) relating to the distribution of Common Shares and Share Purchase Warrants to be issued upon the exercise of previously issued Special Warrants.

We consent to use, through incorporation by reference in the Prospectus, of our report dated April 18, 2006 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2005 and 2004;

Consolidated statements of shareholders’ deficiency, operations and cash flows for the years then ended December 31, 2005 and 2004.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the consolidated financial statements upon which we have reported or that is within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

“Staley, Okada & Partners”

STALEY OKADA & PARTNERS
Chartered Accountants